                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-19369
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: AUGUST 29, 1998

[  ]  Transition Report on Form 10-K     [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-K     [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended: N/A
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ---

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: LITTLE SWITZERLAND, INC.
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Former name (if applicable): N/A
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Address of principal executive office (Street and number):
161-B CROWN BAY CRUISE SHIP PORT
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City, State and Zip Code: ST. THOMAS, USVI 00802
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Quarterly Report on Form 10-Q for the period ended August 29, 1998 cannot be filed within the prescribed time period because the Company has not yet completed the Company's financial statements for the quarter ended August 29, 1998. During the preparation of the consolidated financial statements for the quarter ended August 29, 1998, the Company's operations were disrupted for a significant period of time due to Hurricane Georges. The Company operates retail stores on ten islands located in the Caribbean, with several such stores located in the Eastern Caribbean. Due to Hurricane Georges certain of the Company's retail stores, including its corporate headquarters in St. Thomas, U.S.V.I., were closed for several days. The Company also experienced loss of electricity and telephone communications, which were inoperable for several days, at certain of its locations. In addition, since Hurricane Georges, management's focus has been on evaluating the impact Hurricane Georges had on its business and property, reopening its stores and preparing insurance claims on behalf of the Company in connection with the hurricane damage to certain of the Company's properties. As a result of the impact and disruption Hurricane Georges had on the Company's operations, the Company is still in the process of finalizing its consolidated financial statements for the quarter ended August 29, 1998.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          DAVID J. NACE, (340) 776-2010

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT.
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                           LITTLE SWITZERLAND, INC.
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  October 14, 1998                By: /s/ David J. Nace
                                          --------------------------------------
                                          David J. Nace
                                          Chief Financial Officer, Executive
                                          Vice President and Treasurer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                           LITTLE SWITZERLAND, INC.
                               FILE NO. 0-19369
                                  FORM 12b-25

                              PART IV ATTACHMENT


     As the date hereof, the Company anticipates that a significant change in results of operations for the quarter ended August 29, 1998 from the quarter ended August 30, 1997 will be reflected by the earnings statements to be included in the Quarterly Report on Form 10-Q for the quarter ended August 29, 1998. The Company anticipates that it will report a significant loss in revenues for the quarter ended August 29, 1998, primarily as a result of the loss of sales relating to Rolex products. However, because the Company is in the process of completing its consolidated financial statements for the quarter ended August 29, 1998, at this time, the Company is unable to determine the exact amount of such loss or to complete a reasonable estimate of the results of operations.